(Ropes & Gray LLP Letterhead)

May 16, 2011

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	The Hanover Insurance Group, Inc.

 Form 10-K for the Year Ended December 31, 2010

 File No. 001-13754

Dear Mr. Rosenberg:

On behalf of The Hanover Insurance Group, Inc. (the “Company”), this letter responds to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 4, 2011 to Mr. Steven J. Bensinger with respect to the Company’s Form 10-K filing for the fiscal year ended December 31, 2010.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, staff comments are reproduced in bold, with the Company’s response immediately following.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates, page 64

1.	Please tell us the following regarding your investments in states and political subdivisions:

•

A description of your process to evaluate these investments other than external credit ratings. If your process includes reference to credit spreads, provide the amortized cost and fair value of investments whose externally assigned credit quality differed from that which would be indicated by its credit spread at December 31, 2010;

•	The amount of your general obligation and special revenue bonds categorized by state, municipality and political subdivision; and

•	The nature and primary revenue resources for your special revenue bonds.

In response to your comment, the Company notes that its Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates – Other-Than-Temporary Impairments, page 65, discusses its evaluation process for fixed maturity securities. This description includes investments in state and political subdivisions. Specific to municipal securities, and in addition to monitoring ratings agencies changes in outlook or downgrades, the Company reviews unrealized losses on a quarterly basis, and more frequently when necessary, to identify potential credit deterioration as indicated by: forecasted changes in state/local government fiscal conditions; anticipated changes in the level of specific use revenues or fees; and, price variations. While credit spreads are implicitly included in these price variations, the Company does not quantify credit spreads as part of its evaluation. Rather, the Company utilizes valuation declines as a potential indicator of credit deterioration and applies additional levels of scrutiny in its analysis as the severity of the decline increases or duration persists. To determine whether a credit loss is expected, the Company uses cash flow estimates based on bond specific facts and circumstances. As discussed in “Investment Income and Gains and Losses”, footnote 5 to the Company’s consolidated financial statements, significant inputs to these estimates may include the political subdivision’s taxing authority, the issuer’s ability to adjust user fees or other sources of revenue to satisfy its contractual obligations and the ability to access guarantees or credit insurance. The Company considers various factors that might raise doubt about a state or political subdivisions’ ability to pay amounts due according to the contractual terms and whether it expects to recover the entire amortized cost basis of the security.

The Company’s municipal bond portfolio is well diversified, both by geographic region and by sources of payment. In response to your request for general obligation and special revenue bonds categorized by state, municipality and political subdivision, please see Exhibit 1. In response to your request for the nature and primary revenue resources for special revenue bonds, please see Exhibit 2.

Consolidated Financial Statements

Note 19. Commitments and Contingencies, page 123

2.	Please disclose the estimated loss or range of loss that is reasonably possible or disclose that such an estimate cannot be made. Please refer to ASC 450-20-50. Where you disclose that the outcome is not expected to be material to your financial position, although it could have a material effect on the results of operations for a particular quarter or annual period, we also do not believe that this meets the disclosure requirement under ASC 450-20-50.

With respect to the two litigation matters disclosed in the Company’s Form 10-K, the Company is unable to provide for an estimated loss or range of loss given the complexity of the matters, lack of data, current status of the cases, lack of discovery and other factors. Accordingly, the Company revised its disclosure in its Form 10-Q for the period ended March 31, 2011, which was filed with the Commission on May 9, 2011. The revised disclosure enhances the qualitative discussion of the two litigation matters and states that, as of such date, the Company is not able to provide a reasonable estimate of the potential range of ultimate liability. The Company also has provided additional disclosure identifying certain of the factors that give rise to its inability to provide such estimate. The following reproduces the Company’s revised disclosure (from its Form 10-Q), with the revisions underlined for your convenience.

Legal Proceedings

Durand Litigation

On March 12, 2007, a putative class action suit captioned Jennifer A. Durand v. The Hanover Insurance Group, Inc., The Allmerica Financial Cash Balance Pension Plan was filed in the United States District Court for the Western District of Kentucky. The named plaintiff, a former employee who received a lump sum distribution from the Company’s Cash Balance Plan (the “Plan”) at or about the time of her termination, claims that she and others similarly situated did not receive the appropriate lump sum distribution because in computing the lump sum, the Company understated the accrued benefit in the calculation.

The Plaintiff filed an Amended Complaint adding two new named plaintiffs and additional claims on December 11, 2009. In response, the Company filed a Motion to Dismiss on January 30, 2010. In addition to the pending claim challenging the calculation of lump sum distributions, the Amended Complaint includes: (a) a claim that the Plan failed to calculate participants’ account balances and lump sum payments properly because interest credits were based solely upon the performance of each participant’s selection from among various hypothetical investment options (as the Plan provided) rather than crediting the greater of that performance or the 30 year Treasury rate; (b) a claim that the 2004 Plan amendment, which changed interest crediting for all participants from the performance of participant’s investment selections to the 30 year Treasury rate, reduced benefits in violation of the Employee Retirement Income Security Act of 1974 (“ERISA”) for participants who had account balances as of the amendment date by not continuing to provide them performance-based interest crediting on those balances; and (c) claims for breach of fiduciary duty and ERISA notice requirements arising from the various interest crediting and lump sum distribution matters of which Plaintiffs complain. The District Court granted the Company’s Motion to Dismiss the additional claims on statute of limitations grounds by a Memorandum Opinion dated March 31, 2011, leaving the claims substantially as set forth in the original March 12, 2007 complaint. Plaintiffs have filed a Motion for Reconsideration of the District Court’s decision to dismiss the additional claims.

At this time, the Company is unable to provide a reasonable estimate of the potential range of ultimate liability if the outcome of the suit is unfavorable. This matter is still in the early stages of litigation. The extent to which any of the Plaintiffs’ multiple theories of liability, some of which are overlapping and others of which are quite complex and novel, are accepted and upheld on appeal will significantly affect the Plan’s or the Company’s potential liability. It is not clear whether a class will be certified or, if certified, how many former or current Plan participants, if any, will be included. The statute of limitations applicable to the alleged class has not yet been finally determined and the extent of potential liability, if any, will depend on this final determination. In addition, assuming for these purposes that the Plaintiffs prevail with respect to claims that benefits accrued or payable under the Plan were understated, then there are numerous possible theories and other variables upon which any revised calculation of benefits as requested under Plaintiffs’ claims could be based. It is likely that any adverse judgment in this case would be against the Plan. Such a judgment would be expected to create a liability for the Plan, with resulting effects on the Plan’s assets available to pay benefits. The Company’s future required funding of the Plan could also be impacted by such a liability.

Hurricane Katrina Litigation

In August 2007, the State of Louisiana filed a putative class action in the Civil District Court for the Parish of Orleans, State of Louisiana, entitled State of Louisiana, individually and on behalf of State of Louisiana, Division of Administration, Office of Community Development ex rel The Honorable Charles C. Foti, Jr., The Attorney General For the State of Louisiana, individually and as a class action on behalf of all recipients of funds as well as all eligible and/or future recipients of funds through The Road Home Program v. AAA Insurance, et al., No. 07-8970. The complaint named as defendants over 200 foreign and domestic insurance carriers, including the Company, and asserts a right to benefit payments from insurers on behalf of current and former Louisiana citizens who have applied for and received or will receive funds through Louisiana’s “Road Home” program. The case was thereafter removed to the Federal District Court for the Eastern District of Louisiana.

On March 5, 2009, the court issued an Order granting in part and denying in part a Motion to Dismiss filed by Defendants. The court dismissed all claims for bad faith and breach of fiduciary duty and all claims for flood damages under policies with flood exclusions or asserted under Louisiana’s Valued Policy Law, but rejected the insurers’ arguments that the purported assignments from individual claimants to the state were barred by anti-assignment provisions in the insurers’ policies. On April 30, 2009, Defendants filed a Petition for Permission to Appeal to the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”), which was granted. On July 28, 2010, the Fifth Circuit certified the anti-assignment issue to the Louisiana Supreme Court. Oral arguments were heard by the Louisiana Supreme Court on March 14, 2011 and a decision is pending.

At this time, the Company is unable to provide a reasonable estimate of the potential range of ultimate liability. The Company is unable to determine how many policyholders have assigned claims under the Road Home program and, in any case, has no basis to estimate the amount of any differences between what the Company paid with respect to any such claim and the amount that the State of Louisiana may claim should properly have been paid under the policy.

*    *    *

Please note that effective March 1, 2011, Mr. David B. Greenfield has replaced Mr. Steven J. Bensinger as the Company’s Chief Financial Officer. Please address future correspondence to Mr. Greenfield at fax number: (508) 926-4587.

We are sending to your attention three copies of this letter, together with the exhibits referred to herein. We are also filing the letter and the exhibits via EDGAR. We greatly appreciate your assistance. If you should have any questions about this letter or require any further information, please call me at (617) 951-7294.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

Enclosures

Cc:	J. Kendall Huber, Esq.

David B. Greenfield

Warren E. Barnes

Celeste J. Nelson

Exhibit 1

The Hanover Insurance Group

Investments in Fixed Maturities - State and Political Subdivisions

December 31, 2010

(Dollars in millions)
		General Obligation Bonds			Total	Percentage of
State	Weighted Average Rating	State	Local	Special Revenue Bonds		Municipal Portfolio	Cash and Invested Assets
Texas	Aa1	$5.3	$40.8	$9.8	$55.9	5.8%	1.0%
New York	Aa2	—	6.3	49.3	55.6	5.8%	1.0%
Illinois	A2	—	15.0	29.6	44.6	4.6%	0.8%
Virginia	Aa1	—	12.6	28.8	41.4	4.3%	0.8%
Pennsylvania	Aa3	10.0	12.2	16.4	38.6	4.0%	0.7%
Ohio	Aa3	0.2	—	38.3	38.5	4.0%	0.7%
Washington	Aa2	0.3	9.5	27.8	37.6	3.9%	0.7%
California	A1	6.0	1.9	29.3	37.2	3.9%	0.7%
Utah	Aa2	9.7	4.6	19.3	33.6	3.5%	0.6%
Georgia	Aa2	10.4	11.3	10.8	32.5	3.4%	0.6%
Tennessee	Aa3	0.6	8.0	23.4	32.0	3.3%	0.6%
Maryland	Aa1	0.3	22.8	6.3	29.4	3.0%	0.6%
South Carolina	Aa3	0.2	18.1	10.2	28.5	2.9%	0.5%
New Hampshire	Aa2	12.9	2.4	12.1	27.4	2.8%	0.5%
Indiana	Aa1	—	—	27.0	27.0	2.8%	0.5%
Massachusetts	Aa3	0.3	7.5	19.1	26.9	2.8%	0.5%
Wisconsin	A1	4.9	0.6	20.6	26.1	2.7%	0.5%
Minnesota	Aa2	—	14.1	11.5	25.6	2.7%	0.5%
New Jersey	Aa3	1.1	2.5	20.6	24.2	2.5%	0.5%
Connecticut	Baa1	11.1	—	11.9	23.0	2.4%	0.4%
Kentucky	Aa1	—	—	21.4	21.4	2.2%	0.4%
North Carolina	Aa1	—	15.3	6.1	21.4	2.2%	0.4%
Iowa	Aa1	—	6.0	14.1	20.1	2.1%	0.4%
Louisiana	Aa3	3.6	—	15.3	18.9	2.0%	0.4%
Maine	Aa2	4.1	7.8	4.6	16.5	1.7%	0.3%
Delaware	Aaa	11.3	3.7	—	15.0	1.6%	0.3%
Florida	A2	—	—	13.5	13.5	1.4%	0.3%
Oklahoma	Aa2	—	—	12.8	12.8	1.3%	0.2%
Alabama	Aa3	0.1	2.8	9.4	12.3	1.3%	0.2%
Mississippi	Aa2	11.9	—	—	11.9	1.2%	0.2%
Missouri	Aaa	—	2.4	8.7	11.1	1.2%	0.2%
Michigan	Aa2	5.7	3.1	2.0	10.8	1.1%	0.2%
Colorado	Aa2	—	0.5	8.8	9.3	1.0%	0.2%
Vermont	Aa1	6.0	—	2.9	8.9	0.9%	0.2%
Hawaii	Aa1	2.9	2.2	2.8	7.9	0.8%	0.2%
South Dakota	Aa2	—	2.3	5.5	7.8	0.8%	0.1%
Wyoming	A1	—	—	7.8	7.8	0.8%	0.1%
Idaho	Aaa	—	—	7.6	7.6	0.8%	0.1%
Montana	Aa1	6.1	—	1.0	7.1	0.7%	0.1%
Kansas	Aa2	—	4.8	1.5	6.3	0.6%	0.1%
Arizona	Aa2	—	1.3	4.6	5.9	0.6%	0.1%
Arkansas	Aa1	4.3	0.1	—	4.4	0.5%	0.1%
District of Columbia	Aa3	—	2.0	2.2	4.2	0.4%	0.1%
New Mexico	Aa3	—	—	3.9	3.9	0.4%	0.1%
Nebraska	Aa2	—	—	3.7	3.7	0.4%	0.1%
Alaska	A1	0.3	—	3.3	3.6	0.4%	0.1%
Oregon	Aa1	1.0	2.0	0.1	3.1	0.3%	0.1%
West Virginia	Aa3	—	—	1.3	1.3	0.1%	0.0%
Rhode Island	Aa2	—	—	1.1	1.1	0.1%	0.0%
Nevada	Aa1	0.3	—	—	0.3	0.0%	0.0%

Total	Aa2	$130.9	$246.5	$588.1	$965.5	100.0%	18.0%

Exhibit 2

The Hanover Insurance Group

Investments in Fixed Maturities - State and Political Subdivisions

Revenue Bonds

December 31, 2010

(Dollars in millions)		Percentage of
	Market Value	Special Revenue Bonds	Cash and Invested Assets
Housing	$124.0	21.1%	2.3%
Water and sewer	75.8	12.9%	1.4%
Education	63.0	10.7%	1.2%
Special tax	59.1	10.0%	1.1%
Leasing	58.0	9.9%	1.1%
Industrial development/pollution control	51.0	8.7%	1.0%
Hospital	47.6	8.1%	0.9%
Electric	47.1	8.0%	0.9%
Transportation	39.3	6.7%	0.7%
Pre-refunded	13.4	2.3%	0.2%
Tax credit	9.8	1.6%	0.1%

Total revenue bonds	$588.1	100.0%	10.9%